HESS CORPORATION
                           1185 Avenue of the Americas
                            New York, New York 10036

GEORGE C. BARRY
Vice President, Secretary
and Deputy General Counsel
Telephone: (212) 536-8599
Fax: (212) 536-8241

July 15, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attn:  H. Roger Schwall, Assistant Director

Re:    Comment Letter Dated July 2, 2008
       In Connection with Hess Corporation's
       Form 10-K for Fiscal Year Ended December 31, 2007
       Filed February 27, 2008
       Preliminary Proxy Statement on Schedule 14A
       Filed on March 7, 2008
       Commission File No. 1-01204
--------------------------------------------------------------------------------

Dear Mr. Schwall:

Thank you for the comments of the staff of the Securities and Exchange Commission (the "Commission") as transmitted to George C. Barry by letter dated July 2, 2008 (the "Staff's Letter") in connection with the Form 10-K for Fiscal Year Ended December 31, 2007 filed by Hess Corporation (the "Company") with the Commission on February 27, 2008 and the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on March 7, 2008.

The Staff's Letter requested that the Company respond to its comments within 10 business days, which would be July 17, 2008. In a telephone conversation with Mr. Sean Donahue of the Commission's staff on July 7, 2008, I requested, on behalf of the Company, an extension until July 25, 2008, which Mr. Donahue kindly agreed to grant. Accordingly, this letter hereby confirms that the Company will respond to the Staff's Letter by no later than July 25, 2008.

     Thank you for your consideration. If you have any questions concerning the foregoing, please contact me at (212) 536-8599.

                                                             Sincerely,


                                                             /s/ George C. Barry

cc: Sean Donahue
    Mellissa Campbell Duru
      Division of Corporation Finance
    Kevin Keogh, White & Case LLP